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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

RIO VISTA ENERGY PARTNERS L.P
(Name of Issuer)
Common Units
(Title of Class of Securities)
767271109
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: Swank Capital, L.L.C

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		436,254

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		436,254

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	436,254

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
**SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: Swank Energy Income Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		436,254

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		436,254

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	436,254

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
**SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: The Cushing MLP Opportunity Fund I, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		405,486

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		405,486

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	405,486

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	21.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
**SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: Jerry V. Swank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		436,928

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		436,928

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	436,928

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 5 (“Amendment”) to Schedule 13G is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP, a Texas limited partnership (“Swank Income Advisors”), The Cushing MLP Opportunity Fund I, LP, a Delaware limited partnership (the “Opportunity Fund”), and Mr. Jerry V. Swank, the principal of Swank Capital and Swank Income Advisors, relating to common units representing limited partner interests of Rio Vista Energy Partners L.P., a Delaware corporation (the “Issuer”).
     This Amendment relates to common units representing limited partner interests, (the “Common Units”) of the Issuer purchased by Swank Income Advisors through the accounts of Swank MLP Convergence Fund, LP, a Texas limited partnership (the “Convergence Fund”), for which Swank Income Advisors serves as the general partner, and the Opportunity Fund. Swank Capital serves as the general partner of Swank Income Advisors and may direct Swank Income Advisors, the general partner of the Convergence Fund, to direct the vote and disposition of the 30,768 Common Units held by the Convergence Fund. As the principal of Swank Capital, Mr. Swank, may direct the vote and disposition of the 30,768 Common Units held by the Convergence Fund. In addition, Mr. Swank may direct the vote and disposition of 674 Common Units held by him in a personal account.
     In addition, Swank Income Advisors serves as the managing member of the entity that controls the general partner and the investment manager of the Opportunity Fund. Swank Capital as the general partner of Swank Income Advisors may direct Swank Income Advisors to direct the vote and disposition of the 405,486 Common Units held by the Opportunity Fund. The Opportunity Fund holds 405,486 Common Units for which it may direct the vote and disposition. As the principal of Swank Capital, Mr. Swank, may direct the vote and disposition of the Common Units held by the Opportunity Fund.
     This Amendment is being filed to amend and restate Item 4 as follows:
Item 4 Ownership.
          Item 4 is hereby amended and restated as follows:
(a)	Swank Capital and Swank Income Advisors may be deemed the beneficial owners of 436,254 Common Units. Mr. Swank may be deemed the beneficial owner of 436,928 Common Units. The Cushing MLP Opportunity Fund I, LP may be deemed the beneficial owner of 405,486 Common Units.

(b)	Swank Capital and Swank Income Advisors may be deemed the beneficial owners of 22.8% of the outstanding Common Units, Mr. Swank may be deemed the beneficial owner of 22.9% of the outstanding Common Units, and the Opportunity Fund may be deemed the beneficial owner of 21.2% of the outstanding Common Units. These percentages are determined by dividing 436,254 and 436,928 and 405,486, respectively, by 1,910,656, the number of Common Units issued and outstanding as of November 10, 2006, as reported in the Issuer’s quarterly report on Form 10-Q filed November 20, 2006.

(c)	Swank Capital, as the general partner of Swank Income Advisors may direct it to direct the vote and dispose of the 436,254 Common Units held by the Convergence Fund and the Opportunity Fund. As the principal of Swank Capital and Swank Energy Income Advisors, Mr. Swank may direct the vote and disposition of the 436,254 Common Units held by the Convergence Fund and the Opportunity Fund, and may also direct the vote and disposition of 674 Common Units held by him in a personal account. The Opportunity Fund may direct the vote and disposition of the 405,486 Common Units it holds.

Exhibits	Exhibit 1
Joint Filing Agreement by and among Swank Capital, L.L.C., Swank Energy Income Advisors, LP, The Cushing MLP Opportunity Fund I, LP and Mr. Jerry V. Swank.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 12, 2007

SWANK CAPITAL, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP By: Swank Capital, L.L.C., its general partner
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

THE CUSHING MLP OPPORTUNITY FUND I, LP

By:   Carbon County Partners I, L.P., its general
partner

By:   Carbon County GP I, LLC, its general partner

By:   Swank Energy Income Advisors, L.P., Member

By:   Swank Capital, LLC , its general partner

By:	/s/ Jerry V. Swank
Name:	Jerry V. Swank
Title:	Manager

/s/ Jerry V. Swank
Jerry V. Swank